Exhibit 3.1

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED BYLAWS
OF
ENVISION HEALTHCARE CORPORATION

The second sentence of Article I, Section 1.12(a)(ii) of the Second Amended and Restated By-laws of Envision Healthcare Corporation is hereby amended and restated in its entirety, effective immediately, as follows:

“To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation (x) in the case of the 2018 annual meeting of stockholders of the Corporation, not later than March 16, 2018 and not earlier than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting and (y) in the case of any annual meeting of stockholders of the Corporation other than the 2018 annual meeting, not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of common stock are first publicly traded, be deemed to have occurred on May 26, 2016); provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than seventy (70) days from such anniversary date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than one hundred and twenty (120) days prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.”